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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934*
                           (Amendment No. 1)

                        Harmony Holdings, Inc.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                               41322310
                            (CUSIP Number)

                           Gilles Assouline
                             Unimedia S.A.
                          Immeuble le Levant
                        2 rue du Nouveau Bercy
                            94220 Charenton
                                France
                          (33-1) 43-53-69-99

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 29, 1996
        (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                             SCHEDULE 13D

 CUSIP No. 41322310
- -------------------

- ---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Unimedia S.A.  (Foreign entity - no number available)
- ---------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]
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3    SEC USE ONLY
- ---------------------------------------------------------------------
4    SOURCE OF FUNDS
                      WC, OO
- ---------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
- ---------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         France
- ---------------------------------------------------------------------

      NUMBER OF     7   SOLE VOTING POWER
       SHARES           1,000,000 Shares
    BENEFICIALLY    -------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
          EACH          0 (See text of Item 5)
       REPORTING    -------------------------------------------------
      PERSON WITH   9   SOLE DISPOSITIVE POWER
                         1,000,000 Shares
                    -------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                         0  (See text of Item 5)
- ---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,000,000 Shares  (See text of Item 5)
- ---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [ ]
- ---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.9%
- ---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                          CO
- ---------------------------------------------------------------------

          Unimedia S.A. ("Unimedia") hereby amends its statement on
Schedule 13D (the "Schedule 13D") originally filed on August 2, 1996 with respect to its beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation (the "Company").

          Items 3 and 4 of the Schedule 13D are deleted in their entirety and are hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration

          On July 27, 1996, the Company and Unimedia executed a subscription agreement (the "Subscription Agreement") whereby the Company agreed to sell, and Unimedia agreed to buy, 1,000,000 shares of Common Stock for $2,000,000. The purchase price was received by the Company on August 16, 1996, and the certificates representing such shares were issued to Unimedia on August 20, 1996 (the "Initial Purchase"). Unimedia may engage in Open Market Purchases as described and defined in Item 4. All funds for the Initial Purchase came from Unimedia's working capital. Funds for Open Market Purchases will be obtained from Unimedia's working capital and, depending on the number of shares of Common Stock purchased, may be obtained from the proceeds of future sales of Unimedia capital stock.

Item 4.  Purpose of Transaction

          The Common Stock acquired in the Initial Purchase was acquired for purposes of investment. However, in connection with such investment, the Company, Unimedia and Harvey Bibicoff (in his capacity as a stockholder of the Company) entered into an agreement (the "Acquisition Agreement") pursuant to which they have agreed, inter alia, to negotiate and execute in good faith before September 30, 1996 an agreement providing for the acquisition of Unimedia by the Company (the "Unimedia Acquisition"). Pursuant to the Unimedia Acquisition, the shareholders of Unimedia would receive Common Stock and preferred stock of the Company representing approximately 69% of the share capital (including 69% of the voting rights and dividend rights) of the Company on a fully diluted basis.

          On April 18, 1996, Unimedia and Capital Media Group Ltd. ("CMG") made a proposal to the Company for the purchase of all the Company's outstanding stock at a purchase price of $3.50 per share of which one third would have been paid in cash and two thirds would have been paid in the common stock of CMG. In further discussions, Unimedia and CMG also made a proposal to loan the Company between $500,000 and $1,000,000 on terms to be agreed upon. Such proposals were subject to significant conditions, including negotiation of a definitive agreement, satisfactory completion of due diligence reviews and receipt of various board, stockholder and regulatory approvals. Subject to such conditions, such proposals were accepted by the Company. Negotiations with respect to such proposals terminated prior to the commencement of negotiations with respect to the Subscription Agreement and the Acquisition Agreement.

          Unimedia currently expects to purchase additional shares of Common Stock on the open market at prevailing market prices (the "Open Market Purchases"). The number of shares purchased, the price paid and the period during which shares will be purchased will depend on a number of relevant factors, including progress with respect to the Unimedia Acquisition, the Company's business operations, financial results and condition and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, the availability of Common Stock for purchase at prices considered by Unimedia to be attractive and the volume of trading in Common Stock. The Common Stock is being purchased in the context of the pending Unimedia Acquisition, and such purchases, together with one or more of the other transactions referred to in this Item 4, may confer upon Unimedia or its shareholders the ability to control or influence the management and policies of the Company. The Board of Directors of the Company has approved Unimedia's purchases of additional Common Stock in the open market for purposes of Section 203 of the General Corporation law of the State of Delaware.

          Unimedia intends continuously to review all aspects of its investment in the Company, including the Company's business operations, financial results and condition and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions and progress with respect to the Unimedia Acquisition. Unimedia reserves the right, based on its continuing review of these and other relevant factors, to change its intentions with respect to the acquisition of additional shares of Common Stock in the open market, to acquire additional shares of Common Stock in privately negotiated transactions or otherwise, to dispose of any or all of the shares of Common Stock it will acquire pursuant to the Subscription Agreement, the Open Market Purchases or that it may otherwise acquire, or otherwise to change its intention with respect to any or all of the matters referred to in this Item 4.

          Except as set forth in this statement, neither Unimedia nor, to Unimedia's knowledge, any of the persons listed on Schedule I, has any other present plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. However, based on its continuing review of the factors referred to above or in connection with the Unimedia Acquisition or the Open Market Purchases, Unimedia, the persons listed on Schedule I, Unimedia's shareholders or their respective representatives may discuss one or more of the foregoing matters with the Company, its directors or management or other shareholders of the Company, or may formulate plans or proposals relating to one or more of the foregoing matters. Unimedia reserves the right to take any and all actions it may deem appropriate to maximize the value of its investment in the Company or facilitate the Unimedia Acquisition.

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 3, 1996                      Unimedia S.A.



                                       By  /s/Gilles Assouline
                                           -----------------------
                                           Name:  Gilles Assouline
                                           Title: President du Directoire